UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             SCHEDULE 13G

                Under the Securities Exchange Act of 1934

                         (Amendment No. 1)*


                             RoomlinX, Inc.
-----------------------------------------------------------------------
                            (Name of Issuer)

                             Common Stock
-----------------------------------------------------------------------
                      (Title of Class of Securities)

                              776382400
-----------------------------------------------------------------------
                           (CUSIP Number)

                               8/18/10
-----------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Verition Fund Management LLC
    26-2472334

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         540,213
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    540,213
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IA

------------------------------------------------------------------------

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nicholas Maounis

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         540,213
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    540,213
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    HC

------------------------------------------------------------------------

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ricky Solomon

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   New York, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         23,180
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    23,180
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IN

------------------------------------------------------------------------

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Arceus Partnership
    493-533-988

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Toronto, Canada

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         27,500
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    27,500
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    PN

------------------------------------------------------------------------

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Theodore Hagan

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Connecticut, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         2,500
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    2,500
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IN

------------------------------------------------------------------------

CUSIP No:  776382400
------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Josh Goldstein

------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 (a) [_]

 (b) [X]

------------------------------------------------------------------------

3.  SEC USE ONLY

------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   New York, USA

------------------------------------------------------------------------
                 5.  SOLE VOTING POWER:         2,500
NUMBER OF        -------------------------------------------------------
SHARES
BENEFICIALLY     6.  SHARED VOTING POWER:       0
OWNED BY         -------------------------------------------------------
EACH
REPORTING        7.  SOLE DISPOSITIVE POWER:    2,500
PERSON WITH:     -------------------------------------------------------

                 8.  SHARED DISPOSITIVE POWER:  0
------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    595,893

------------------------------------------------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    [_]

------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

    13.41% based upon 4,443,351 shares outstanding as of August 18th, 2010

------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

    IN

------------------------------------------------------------------------

ITEM 1.

         (a) Name of Issuer:

             RoomlinX, Inc. (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

             2150 W. 6th Ave., Unit H
             Broomfield, CO 80020

ITEM 2.

         (a) Name of Person Filing:

             This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC ("Verition"), Nicholas Maounis ("Mr. Maounis"), Arceus Partnership ("Arceus"),
             Ricky Solomon ("Mr. Solomon"), Theodore Hagan ("Mr. Hagan"), and Josh Goldstein ("Mr. Goldstein"), (collectively, the "Reporting Persons"). This Statement relates to Shares (as defined herein) held for the accounts of Verition Multi-Strategy Master Fund Ltd. (the "Master Fund"), Wilmot Advisors LLC ("Wilmot Advisors"), Arceus, Mr. Solomon, Mr. Hagan, and Mr. Goldstein. Verition serves as the investment manager to the Master Fund and Wilmot Advisors. In such capacity, Verition may be deemed to have voting and dispositive power over the shares held for the Master Fund and Wilmot Advisors. Mr. Maounis is currently the managing member of Verition. Mr. Solomon is currently the managing member of Wilmot Advisors. Arceus, Mr. Solomon, Mr. Hagan, and Mr. Goldstein each hold shares in their own name, and each may be deemed to have voting and dispositive power only over the shares held in their own name. Arceus, Mr. Solomon, Mr. Hagan, and Mr. Goldstein are reflected herein as Reporting Persons out of an abundance of caution as Reporting Persons entered into a private transaction to acquire Shares of the Issuer, and hereby disclaim beneficial ownership except to the extent of the shares held in their own names.

         (b) Address of Principal Business Office or, if none, Residence:

             Verition Fund Management LLC and Nicholas Maounis
             One American Lane
             Greenwich CT 06831

             Ricky Solomon
             14 Wampus Lake Dr
             Armonk, NY 10504

             Arceus Partnership
             133 Dunvegan Rd
             Toronto ON M4V 2R2

             Theodore Hagan
             24 Eustis Lane
             Ridgefield, CT 06877

             Josh Goldstein
             1385 York Ave, Apt 20A
             New York, NY 10021

         (c) Citizenship:

             Verition Fund Management LLC and Nicholas Maounis
             USA

             Ricky Solomon
             USA

             Arceus Partnership
             Canada

             Theodore Hagan
             USA

             Josh Goldstein
             USA

         (d) Title of Class of Securities:

             Common Stock (the "Shares")

         (e) Cusip Number:

             776382400

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [_]  An investment adviser in accordance with
                  (S)240.13d-1(b)(1)(ii)(E);

         (f) [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);

         (g) [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned:

             As of August 18, 2010:

             (a) The aggregate number of Shares that Verition Fund Management LLC and Nicholas Maounis may be deemed to beneficially own equals 540,213 Shares held for the accounts of Verition Multi-Strategy Master Fund Ltd. and Wilmot Advisors LLC. This amount includes: A) 375,518 Shares held for the account of Verition Multi-Strategy Master Fund Ltd.; and B) 164,695 Shares held for the account of Wilmot Advisors LLC.

             (b) The aggregate number of Shares that Ricky Solomon may be deemed to beneficially own equals 23,180 Shares held in his own name.

             (c) The aggregate number of Shares that Arceus Partnership may be deemed to beneficially own equals 27,500 Shares held in its own name.

             (d) The aggregate number of Shares that Theodore Hagan may be deemed to beneficially own equals 2,500 Shares held in his own name.

             (e) The aggregate number of Shares that Josh Goldstein may be deemed to beneficially own equals 2,500 Shares held in his own name.

         (b) Percent of Class:

             As of August 18, 2010:

             (a) The number of Shares of which Verition Fund Management LLC and Nicholas Maounis may be deemed to beneficially own constitutes approximately 12.16% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 4,255,851 Shares outstanding as of August 2nd, 2010. In addition, based upon information provided by the Issuer, there were 187,500 new Shares issued on August 18th, 2010, for a total of 4,443,351 Shares outstanding).

             (b) The number of Shares of which Ricky Solomon may be deemed to beneficially own constitutes approximately 0.52% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 4,255,851 Shares outstanding as of August 2nd, 2010. In addition, based upon information provided by the Issuer, there were 187,500 new Shares issued on August 18th, 2010, for a total of 4,443,351 Shares outstanding).

             (c) The number of Shares of which Arceus Partnership may be deemed to beneficially own constitutes approximately 0.62% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 4,255,851 Shares outstanding as of August 2nd, 2010. In addition, based upon information provided by the Issuer, there were 187,500 new Shares issued on August 18th, 2010, for a total of 4,443,351 Shares outstanding).

             (d) The number of Shares of which Theodore Hagan may be deemed to beneficially own constitutes approximately 0.06% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 4,255,851 Shares outstanding as of August 2nd, 2010. In addition, based upon information provided by the Issuer, there were 187,500 new Shares issued on August 18th, 2010, for a total of 4,443,351 Shares outstanding).

             (e) The number of Shares of which Josh Goldstein may be deemed to beneficially own constitutes approximately 0.06% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were 4,255,851 Shares outstanding as of August 2nd, 2010. In addition, based upon information provided by the Issuer, there were 187,500 new Shares issued on August 18th, 2010, for a total of 4,443,351 Shares outstanding).

         (c) Number of shares as to which such person has:

             (a) Verition Fund Management LLC and Nicholas Maounis:

                 (i)   sole power to vote or to direct the vote:

                       540,213

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       540,213

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

             (b) Ricky Solomon:

                 (i)   sole power to vote or to direct the vote:

                       23,180

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       23,180

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

             (c) Arceus Partnership:

                 (i)   sole power to vote or to direct the vote:

                       27,500

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       27,500

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

             (d) Theodore Hagan:

                 (i)   sole power to vote or to direct the vote:

                       2,500

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       2,500

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

             (e) Josh Goldstein:

                 (i)   sole power to vote or to direct the vote:

                       2,500

                 (ii)  shared power to vote or to direct the vote:

                       0

                 (iii) sole power to dispose or to direct the disposition of:

                       2,500

                 (iv)  shared power to dispose or to direct the disposition of:

                       0

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.	 Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.	 Identification and Classification of Members of the Group.

         Please see disclosure in Item 2.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                     SIGNATURE

      After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  8/20/10
     Verition Fund Management LLC
     By:  Josh Goldstein
     Title:  COO

     By:  /s/ Josh Goldstein
         -----------------


     Date:  8/20/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------


     Date:  8/20/10
     Ricky Solomon

     By:  /s/ Ricky Solomon
         ---------------------


     Date:  8/20/10
     Arceus Partnership
     By:  Manousos Vourkoutiotis
     Title:  Partner

     By:  /s/ Manousos Vourkoutiotis
         ---------------------


     Date:  8/20/10
     Ted Hagan

     By:  /s/ Ted Hagan
         ---------------------


     Date:  8/20/10
     Josh Goldstein

     By:  /s/ Josh Goldstein
         ---------------------

                              EXHIBIT INDEX

Ex.		                                                Page No.
A.  Joint Filing Agreement, dated August 20, 2010
    by and among Reporting Persons...............................[ 10 ]

                              EXHIBIT A


                        JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of RoomlinX, Inc dated as of August 20, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


     Date:  8/20/10
     Verition Fund Management LLC
     By:  Josh Goldstein
     Title:  COO

     By:  /s/ Josh Goldstein
         -----------------


     Date:  8/20/10
     Nicholas Maounis

     By:  /s/ Nicholas Maounis
         ---------------------


     Date:  8/20/10
     Ricky Solomon

     By:  /s/ Ricky Solomon
         ---------------------


     Date:  8/20/10
     Arceus Partnership
     By:  Manousos Vourkoutiotis
     Title:  Partner

     By:  /s/ Manousos Vourkoutiotis
         ---------------------


     Date:  8/20/10
     Ted Hagan

     By:  /s/ Ted Hagan
         ---------------------


     Date:  8/20/10
     Josh Goldstein

     By:  /s/ Josh Goldstein
         ---------------------